Exhibit 99.1

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Chairman’s letter and notice of meeting Annual General Meeting Rotterdam 7 May 2003

Weena 455, P.O. Box 760, 3000 DK Rotterdam

To: Holders of Ordinary and Preference shares in Unilever N.V. (including holders of depositary receipts)	27 March 2003

Dear Shareholder,

It is my great pleasure to enclose the documentation for the Annual General Meeting of Shareholders of Unilever N.V. to be held on Wednesday 7 May 2003 at 10.30 am in the Concert- en congresgebouw de Doelen, Willem Burger Zaal, Kruisplein in Rotterdam, the Netherlands.

We can report on yet another year of sustained growth towards the targets that we set in our Path to Growth strategy. Favourable results, despite less favourable times. The global economy grew only slowly in 2002 and the climate in which we operate became tougher. Slower growth and the uncertain economic and political context caused turbulence in financial markets. But Unilever once more showed how strong it is in tough times, especially thanks to the skill, experience and enthusiasm of our people.

Included with this letter is your copy of the Unilever Annual Review 2002, which contains a concise summary of all the essential information on our performance in 2002. For those shareholders who have requested it, the Unilever Annual Report & Accounts and Form 20-F 2002 is also enclosed. This is a very comprehensive document, meeting all statutory and compliance requirements in the Netherlands, the United Kingdom and the United States of America. These documents are also accessible on the Unilever website at www.unilever.com/investorcentreas from 27 March 2003.

Also enclosed is a brochure that gives a clear overview of Unilever’s approach to environmental and social responsibility. Full information on this can be found at www.unilever.com/environmentsociety.

I look forward to seeing many of you on 7 May and having the opportunity to discuss Unilever’s performance last year and the other subjects that are on the agenda. A voting instruction form is enclosed for those of you who are not able to attend the Meeting but would still like to vote on the items on the agenda. To use this form you have to be a registered shareholder or a shareholder who participates in the Shareholders Communication Channel in the Netherlands.

Yours sincerely,

Antony Burgmans

Unilever N.V.
Weena 455, P.O. Box 760, 3000 DK Rotterdam

Unilever N.V.

Annual General Meeting of Shareholders to be held on Wednesday 7 May 2003 at 10.30 am in the Concert- en congresgebouw de Doelen, Willem Burger Zaal, Kruisplein in Rotterdam.

Agenda
1	Consideration of the Annual Report for the 2002 financial year submitted by the Board of Directors and of the report of the Remuneration Committee.*

2	Adoption of the Annual Accounts and appropriation of the profit for the 2002 financial year.

3	Discharge of the members of the Board of Directors.

4	Appointment of the members of the Board of Directors.

5	Appointment of Auditors charged with the auditing of the Annual Accounts for the 2003 financial year.

6	Designation, in accordance with Articles 96 and 96a of Book 2 of the Netherlands Civil Code, of the Board of Directors as the company body authorised in respect of the issue of shares in the Company.

7	Authorisation, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, of the Board of Directors to purchase shares in the Company and depositary receipts therefor.

8	Authorisation, in accordance with Article 119 of Book 2 of the Netherlands Civil Code, of the Board of Directors to determine a Registration Time for the exercise of the rights to attend the general meeting and to vote thereat.

9	Questions.

* The annual accounts of Unilever N.V. for the 2002 financial year within the meaning of article 361 of Book 2 of the Netherlands Civil Code comprise the Remuneration report set out on pages 48 to 59 (pages 49 to 60 in the English version) and the financial statements set out on the pages 65 to 110 (pages 66 to 112 in the English version) and pages 116 to 131 (pages 118 to 133 in the English version) of the Unilever Annual Report & Accounts and Form 20-F 2002. The Unilever Annual Report & Accounts and Form 20-F 2002, which includes the information to be provided in accordance with Article 392, para. 1, of Book 2 of the Netherlands Civil Code, is available for inspection at the Company’s office, Weena 455, Rotterdam. Copies may be obtained free of charge from the Company and through the ABN AMRO Servicedesk, telephone number 0031 76 579 9455.

The Unilever Annual Report & Accounts and Form 20-F 2002 is also available at http://www.unilever.com/investorcentre as from 27 March 2003.

Proposals by the Board of Directors

Agenda item 2 It is proposed to adopt the Annual Accounts for 2002 drawn up by the Board of Directors and to appropriate the profit for the 2002 financial year as follows:

for dividends on the preference shares	€ 42,582,404

for dividends on the ordinary shares	€ 946,052,589

for addition to the balance-sheet item ‘Profit retained’	€ 3,082,545,185

Agenda item 3
It is proposed to discharge the members of the Board of Directors for their management and the policy they pursued during the 2002 financial year.

Agenda item 4
Pursuant to Article 21, para. 1, of the Articles of Association, all members of the Board of Directors resign each year. In accordance with Article 20, para. 2, of the Articles of

Association, the meeting of the holders of ordinary shares numbered 1 to 2,400 inclusive has requested the appointment of eight members of the Board of Directors and has for the purpose thereof submitted a list of binding nominations. The members of the Board of Directors in office, Messrs A Burgmans, A C Butler, P J Cescau, K B Dadiseth, N W A FitzGerald, A R baron van Heemstra, R H P Markham and C B Strauss, have been mentioned first on this nomination list.

It is proposed that the persons whose names are mentioned first on the said nomination list be appointed members of the Board of Directors.

Agenda item 5
Pursuant to Article 37, para. 3, of the Articles of Association, auditors charged with the auditing of the Annual Accounts for the current financial year are to be appointed each year. It is proposed that PriceWaterhouseCoopers Accountants N.V., Rotterdam, be appointed to audit the Annual Accounts for the 2003 financial year. This company includes experts as referred to in Article 393 of Book 2 of the Civil Code.

Agenda item 6
It is proposed to designate the Board of Directors as the sole company body which is authorised until 7 November 2004:

a)	to resolve on the issue of – or on the granting of rights to subscribe for – all shares not yet issued;

b)	to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of ordinary shares, on the understanding that (i) a complete restriction or exclusion of the pre-emption rights is possible if the issue takes place partly or wholly in return for a contribution other than in cash and that (ii) in cases where the issue takes place solely against payment in cash, restriction or exclusion of the pre-emption rights is only possible in the event of the issue of shares whose number to be issued between 7 May 2003 and 7 November 2004 has an aggregate nominal value of no more than €22,500,000

Agenda item 7
It is proposed that the Board of Directors be authorised until 7 November 2004 to cause the Company to buy in its own shares and trust certificates therefor, within the limits set by law (10%), either through purchase on a stock exchange or otherwise, at a price lying between 10% above and 10% below the opening price quoted for shares or trust certificates of the relevant class on Euronext Amsterdam on the day of purchase or, failing such price the last price previously quoted on the said stock exchange.

Agenda item 8
It is proposed that the Board of Directors be authorised for a period of five years to determine in the notice of a general meeting of shareholders a Registration Time for the exercise of the rights to attend the general meeting and to vote thereat. Holders of shares at the Registration Time shall have the right to attend the general meeting regardless of whether they hold the shares at the time of the general meeting. The Board of Directors will state the Registration Time in the notice of the general meeting and the way shareholders can register for a general meeting.

Instructions for attendance
The Board of Directors has determined that those who (1) are registered on 30 April 2003, after processing of settlements on that date (the ‘Registration Time’) in one of the sub-registers as mentioned hereinafter and (2) have given notice, in accordance with the following, will have the right to attend the general meeting of shareholders on 7 May 2003 and to vote thereat.

Holders of bearer shares or sub-shares thereof

Registration
The sub-registers designated for holders of bearer shares or sub-shares thereof are administered by the banks and brokers which are ‘aangesloten instellingen’ of Nederlands Centraal Instituut voor Giraal Effectenverkeer (‘Necigef’) in Amsterdam, and indicate who is entitled to such shares at the Registration Time.

Notification
Holders of bearer shares who have received a voting instruction form via the Shareholders Communication Channel may participate in the general meeting and vote by proxy by filling in, signing and returning the form. Such notification will be regarded as valid if the form has been received by 30 April 2003 at 6 pm at the latest by Proxy Services, Antwoordnummer 55012, 3640 VB Mijdrecht, the Netherlands.

Holders of bearer shares who have received a voting instruction form via the Shareholders Communication Channel and other holders of bearer shares, who wish to attend the general meeting in person or appoint a representative other than indicated on the voting instruction form, must notify ABN AMRO Bank N.V. in Amsterdam, the Netherlands, in writing by 30 April 2003 at 6 pm at the latest, via the ‘aangesloten instelling’ in whose administration their shares are registered. The ‘aangesloten instelling’ will submit to ABN AMRO Bank N.V. a confirmation that such shares will be registered in its administration in the name of such holder up to and including the Registration Time. After receipt of the notification ABN AMRO Bank N.V. will send those holders an admission ticket.

Holders of bearer shares that are registered with banks or brokers than ‘aangesloten instellingen’ of Necigef, and who wish to attend the general meeting in person or by a personally appointed representative, must notify ABN AMRO Bank N.V. via this bank or broker. For information about the procedures to be followed, banks and brokers may contact:

in Germany:
Dresdner Bank AG and Deutsche Bank AG in Frankfurt am Main;

in the United Kingdom:
HSBC Global Investor Services in London;

in France:
Euro Emetteurs Finance in Paris;

in Switzerland:
UBS AG and Credit Suisse in Zürich, Geneva or Basel.

Holders of depositary receipts

Registration and notification
For holders of depositary receipts for shares in Unilever N.V. issued by N.V. Nederlandsch Administratie- en Trustkantoor of Amsterdam, the instructions under ‘Holders of bearer shares or sub-shares thereof’ above apply.

In addition, for holders of said depositary receipts, who wish to attend the general meeting in person or appoint a representative at the meeting, other than indicated on the voting instruction form and to exercise voting rights at the meeting, N.V. Nederlandsch Administratie- en Trustkantoor will, at their request, grant a personal proxy to vote in respect of the shares for which the depositary receipts have been issued in accordance with the conditions of administration of these depositary receipts. For such purpose holders must send a written request as indicated in the conditions of administration to N.V. Nederlandsch Administratie- en Trustkantoor, Herengracht 420, 1017 BZ Amsterdam, the Netherlands. The written request must be received by N.V. Nederlandsch Administratie- en Trustkantoor by 30 April 2003 at 6.00 pm at the latest. Forms for such written request are obtainable at N.V. Nederlandsch Administratie- en Trustkantoor free of charge (also by e-mail: conversie@ant-trust.nl. Upon production of the receipts issued by N.V. Nederlandsch Administratie- en Trustkantoor holders will be admitted to the meeting.

Holders of registered shares

Registration
The sub-register, designated for holders of registered shares, is the share-register of Unilever N.V., which is maintained on its behalf by N.V. Algemeen Nederlands Trustkantoor ANT of Amsterdam, and which indicates who are the holders of registered shares at the Registration Time.

Notification
Holders of registered shares will receive a voting instruction form. They may participate in the general meeting and vote by proxy by filling in, signing and returning the form to N.V. Algemeen Nederlands Trustkantoor ANT, Herengracht 420, 1017 BZ Amsterdam, the Netherlands. For such notification to be valid, the form must be received by 6.00 pm on 30 April 2003 by N.V. Algemeen Nederlands Trustkantoor ANT.

If holders of registered shares wish to attend the general meeting in person or appoint a representative other than indicated on the voting instruction form, they must notify N.V. Algemeen Nederlands Trustkantoor ANT in writing by 30 April 2003 at 6.00 pm at the latest. After receipt of such notification, N.V. Algemeen Nederlands Trustkantoor ANT will send the holders an admission ticket.

Rotterdam, 27 March 2003
The Board of Directors

For more information: www.unilever.com

Unilever N.V. Weena 455, PO Box 760 3000 DK Rotterdam T +31 (0) 10 217 4000 F +31 (0) 10 217 4798